Exhibit 4.7

AMENDMENT TO RIGHTS AGREEMENT

BETWEEN TULARIK INC. AND

WELLS FARGO BANK MINNESOTA, N.A.

THIS AMENDMENT TO RIGHTS AGREEMENT (the “Amendment”) is made this 21st day of May, 2003, by and between TULARIK INC., a Delaware corporation (the “Company”), and WELLS FARGO BANK MINNESOTA, N.A. (the “Rights Agent”).

WHEREAS, the Company and Amgen Inc., a Delaware corporation (“Amgen”), are entering into that certain Collaboration and License Agreement dated as of May 21, 2003 (the “Collaboration”);

WHEREAS, in connection with the Collaboration, the Company is entering into a Stock Purchase Agreement dated as of May 21, 2003 (as the same may be amended from time to time, the “Stock Purchase Agreement”), between the Company and Amgen, pursuant to which Amgen will purchase newly issued shares of common stock from the Company;

WHEREAS, it is in the best interest of the Company to facilitate the transfer by ZKB Pharma Vision AG of all of the Common Shares of the Company held by ZKB Pharma Vision AG to Amgen;

WHEREAS, the Company and the Rights Agent are parties to that certain Rights Agreement, dated as of December 11, 2002 (the “Rights Agreement”);

WHEREAS, the Company desires to amend the Rights Agreement in connection with the execution and delivery of the Stock Purchase Agreement and to facilitate the transfer by ZKB Pharma Vision AG of all of the Common Shares of the Company held by ZKB Pharma Vision AG to Amgen; and

WHEREAS, the Board of Directors of the Company has approved this Amendment and authorized its appropriate officers to execute and deliver the same to the Rights Agent.

NOW, THEREFORE, in accordance with the procedures for amendment of the Rights Agreement set forth in Section 27 thereof, and in consideration of the foregoing and the mutual agreements herein set forth, the parties hereby agree as follows:

1.    Capitalized terms that are not otherwise defined herein shall have the meanings ascribed to them in the Rights Agreement.

2.    The definition of “Excluded Stockholder” set forth in Section 1(h) of the Rights Agreement is restated in its entirety as follows:

“Excluded Stockholder” shall mean: (i) ZKB Pharma Vision AG (including its Affiliates and Associates); provided, however, that ZKB Pharma Vision AG (including its Affiliates and Associates) shall not be an Excluded Stockholder if ZKB Pharma Vision AG (including its Affiliates and Associates) becomes the Beneficial Owner of more than 21% of the outstanding Common Shares without the prior approval of the

Board of Directors; and (ii) Amgen Inc. (including its Affiliates and Associates) only with respect to any Common Shares that it beneficially owns as a result of acquisitions (A) pursuant to that certain Stock Purchase Agreement by and between the Company and Amgen Inc. dated as of May 21, 2003 (as the same may be amended from time to time, the “Stock Purchase Agreement”) and/or (B) of up to 11,358,238 shares of Common Shares (subject to appropriate adjustment for stock splits, stock dividends payable in shares of Common Shares or securities convertible into Common Shares, recapitalizations, capital reorganizations, consolidations, mergers or similar transactions) from ZKB Pharma Vision AG (including its Affiliates and Associates) (the “ZKB Acquisition”) that ZKB Pharma Vision AG (including its Affiliates and Associates) beneficially owns as of May 21, 2003.

3.    Section 1(o) of the Rights Agreement is hereby amended by adding as the final sentence thereto the following:

Notwithstanding anything in this Agreement to the contrary, no Shares Acquisition Date shall be deemed to have occurred solely as a result of (i) the approval, execution or delivery of the Stock Purchase Agreement or the ZKB Acquisition, (ii) the announcement of the Stock Purchase Agreement or the ZKB Acquisition or (iii) the acceptance for payment and purchase of shares of Common Shares of the Company pursuant to the Stock Purchase Agreement or the ZKB Acquisition.

4.    Section 3(a) of the Rights Agreement is hereby amended by adding as the final sentence thereto the following:

Notwithstanding anything in this Agreement to the contrary, no Distribution Date shall be deemed to have occurred solely as a result of (i) the approval, execution or delivery of the Stock Purchase Agreement or the ZKB Acquisition, (ii) the announcement of the Stock Purchase Agreement or the ZKB Acquisition or (iii) the acceptance for payment and purchase of shares of Common Shares of the Company pursuant to the Stock Purchase Agreement or the ZKB Acquisition.

5.    Section 30 of the Rights Agreement is hereby amended by adding as the final sentence thereto the following:

Nothing in this Agreement shall be construed to give any holder of Rights or any other Person any legal or equitable rights, remedies or claims under this Agreement by virtue of (i) the approval, execution or delivery of the Stock Purchase Agreement or the ZKB Acquisition, (ii) the announcement of the Stock Purchase Agreement or the ZKB Acquisition or (iii) the acceptance for payment and purchase of shares of Common Shares of the Company pursuant to the Stock Purchase Agreement or the ZKB Acquisition.

6.    The Rights Agreement, as amended by this Amendment, shall remain in full force and effect in accordance with its terms.

7.    All the covenants and provisions of this Amendment by or for the benefit of the Company or the Rights Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

8.    If any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

9.    This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by, and construed in accordance with, the laws of such State applicable to contracts to be made and performed entirely within such State.

10.    This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

11.    The Company hereby certifies to the Rights Agent that this Amendment is in compliance with Section 27 of the Rights Agreement.

IN WITNESS WHEREOF, the parties herein have caused this Amendment to be duly executed and attested, all as of the date and year first above written.

TULARIK INC.

By:	/s/ DAVID V. GOEDDEL
Name: David V. Goeddel, Ph.D. Title: Chief Executive Officer

Attest:	/s/ WILLIAM J. RIEFLIN
Name: William J. Rieflin Title: Secretary

WELLS FARGO BANK MINNESOTA, N.A.

By:	/s/ BEVERLY A. ROBINSON
Name: Beverly A. Robinson Title: Vice President

Attest:	/s/ JENNIFER L. LENO
Name: Jennifer L. Leno Title: Officer

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